SUPPLEMENT
(To Prospectus Supplement dated June 28, 2007 to Prospectus dated June 26, 2007)

$439,552,424
(Approximate)

Bear Stearns Asset Backed Securities I Trust 2007-AC5
Issuing Entity

Asset-Backed Certificates, Series 2007-AC5

EMC Mortgage Corporation
Sponsor and Master Servicer

Bear Stearns Asset Backed Securities I LLC
Depositor

The second paragraph under the caption “SUMMARY — Interest Payments” beginning on page S-9 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

The accrual period for the Class A (other than the Class A-5, Class A-6 and Class A-7 Certificates), Class X, Class B-1, Class B-2 and Class B-3 Certificates will be the calendar month immediately preceding the calendar month in which a distribution date occurs. The accrual period for the Class A-5, Class A-6 and Class A-7 Certificates will be the period from and including the 25th day of the calendar month preceding the month in which a distribution date occurs to and including the 24th day of the calendar month in which that distribution date occurs. Calculations of interest on the Class A, Class X, Class B-1, Class B-2 and Class B-3 Certificates will be based on a 360-day year that consists of twelve 30-day months. Investors will be notified of a pass-through rate adjustment through the monthly distribution reports.

The definition of “Accrued Certificate Interest” under the caption “DESCRIPTION OF THE CERTIFICATES — Glossary” on page S-54 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

“Accrued Certificate Interest” for any certificate (other than the Class PO, Class P and Class R Certificates) for any distribution date, means an amount equal to the interest accrued during the related interest accrual period at the applicable Pass-Through Rate on the Certificate Principal Balance or Notional Amount of such certificate immediately prior to such distribution date less (i) in the case of any such senior certificate, such certificate’s share of any Net Interest Shortfalls from the related mortgage loans and, after the Cross-Over Date, the interest portion of any Realized Losses on the related mortgage loans and (ii) in the case of a subordinate certificate, such certificate’s share of any Net Interest Shortfalls and the interest portion of any Realized Losses on the mortgage loans. Such Net Interest Shortfalls will be allocated among the certificates in proportion to the amount of Accrued Certificate Interest that would have been allocated thereto in the absence of such shortfalls. No Accrued Certificate Interest is payable to the Class PO, Class P or Class R Certificates. Accrued Certificate Interest with respect to the Class A, Class X and Class B Certificates will be based on a 360-day year that consists of twelve 30-day months. No Accrued Certificate Interest will be payable with respect to any class of certificates after the distribution date on which the outstanding Certificate Principal Balance or Notional Amount of such certificate has been reduced to zero.

Bear, Stearns & Co. Inc.
The date of this supplement is July 11, 2007